November 13, 2006
Via EDGAR and Overnight Delivery
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Attention:	Mr. Michael Fay, Branch Chief
Mr. Jeffrey Sears

Re:	Visteon Corporation
File No. 001-15827
Form 10-K: For the Year Ended December 31, 2005
Gentlemen:
This letter is in response to your follow-up comment letter dated October 12, 2006 directed to Mr. James F. Palmer, Chief Financial Officer of Visteon Corporation (the “Company”). Consistent with your comment, the Company’s response has been provided in two parts. The first part of the response clarifies the Company’s conclusion regarding “components” in accordance with paragraphs 41, B102 and B105 of SFAS No. 144. The second part of the response addresses the Company’s evaluation of the need for discontinued operations reporting in accordance with paragraph 42 of SFAS No. 144 and the related interpretive guidance of EITF 03-13. Your comment has been reproduced below in bold italics, in a two part manner consistent with the structure of the Company’s response.
Form 10-K: For the Year Ended December 31, 2005
Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Operations, page 60
We have reviewed your response to our prior comment number 1, but we do not believe that you have fully addressed our concerns. We note that you evaluated the disposed ACH businesses at the global product line level, and you concluded that the substantial majority of the disposed ACH businesses did not constitute separate “components” of your company in accordance with SFAS No. 144. However, as you disposed of 23 North American facilities, for which separate financial data (on an aggregate basis) has been presented in the “Segment Information” footnote of your subsequent filings on Form 10-Q, we are unclear why your global product lines would represent the lowest level at which operations and cash flows can be distinguished from the rest of your company, on an operational basis and for financial reporting purposes. As such, please provide the following information with regard to the facilities that were sold:
•	The reasons why management believes that the operations and cash flows of your individual facilities are not clearly distinguishable, if any.

•	The reasons why your individual facilities would not be considered the lowest level of clearly distinguishable operations and cash flows.

•	The reasons that each individual facility that you sold would not qualify as a component.
Please refer to the guidance included in paragraphs 41, B102, and B105 of SFAS No. 144
In accordance with paragraphs 41, B102 and B105 of SFAS No. 144 and for the reasons set forth below, it is management’s belief that the individual ACH facilities disposed of do not qualify as “components” because the operations and cash flows of these individual facilities are not clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. The Company’s historical and current practice of centralizing certain critical elements of the operations of its business at the global product line level has resulted in significant operating and cash flow interdependencies. Such interdependencies have resulted in a lack of readily available or easily obtainable financial information at the individual facility level. Accordingly, meaningful financial information was not available or produced at the individual facility level.
While the Company has disclosed separate financial data for the ACH facilities on an aggregate basis in the “Segment Information” footnote in subsequent filings on Form 10-Q, the information related to such disclosures was not readily available or easily obtainable historically, and therefore not used by management at the date of the sale of the capital stock of the parent company of Automotive Components Holdings, LLC to Ford Motor Company (“ACH Transaction”).
For background, the ACH Transaction was the culmination of protracted negotiations and resulted in a series of contracts between the Company and ACH covering significant aspects of the transaction, including the separation of associated assets and liabilities, certain operating protocols including the supply of product manufactured by one company and used in production by the other, and ongoing operational support including services for manufacturing and administration and information technology sharing. Additional agreements also covered such things as intellectual property, employee leasing, and software licensing.
Prior to the ACH Transaction, the Company had approximately 190 technical, manufacturing, sales and service facilities located in 26 countries. Operational activities were categorized into approximately 33 different global product lines to facilitate common business practices and to promote efficiencies of scale related to certain integral business activities, including product development, engineering, manufacturing, and certain marketing and procurement activities. Because of the aggregation of such activities and their related cash flows at the global product line level, there is no direct accountability for such cash flows at an individual facility. Accordingly, it is at this global product line level where management believes that operations and cash flows can be clearly distinguished from the rest of the Company, on an operational basis and for financial reporting purposes.
Additionally, management does not have the ability to clearly distinguish cash flows at a level below the global product line level (i.e. the individual facility level) due to certain significant operational and cash flow interdependencies, which are outlined in greater detail, as follows:
•	Operating activities — As previously mentioned, the ACH Transaction was the culmination of protracted negotiations and resulted in a series of contracts between the Company and ACH covering significant aspects of the transaction including ongoing operating activities such as the supply of various components by and between the individual ACH facilities and the Company, licensing agreements, employee lease agreements, information technology sharing agreements, and use of certain intellectual property. These contracts provide for the structure and delivery of fundamental business activities critical to the viability and effective operation of the individual ACH facilities on a stand-alone going concern basis. Additionally, these agreements are long-term in nature and are transferable to subsequent purchasers of these individual ACH facilities, which further demonstrate these operational interdependencies.

For example, critical operational decisions including the assignment of production, capacity planning and utilization of manufacturing assets (long-lived assets) are determined and managed at a global product line level. Many of the individual ACH facilities rely upon products manufactured by other Company facilities to complete their end product. Absent the global product line operational management, the individual ACH facilities do not represent viable operating entities. As such, the operations of the individual facilities on a separate and distinct basis are not clearly distinguished.

•	Cost generating activities — To achieve cost economies of scale and consistency in business practices with the Company’s customers and suppliers, certain cost-generating activities of the Company are performed at the global product line level or at a global administrative function level. Examples of such cost-generating activities at the global product line level include sales and marketing, engineering, product research and development, and materials sourcing. Examples of such cost-generating activities at the global administrative function level include manufacturing, planning, and logistics management, as well as, information technology.

Costs associated with these activities are not specifically attributed to the underlying activities of a particular facility, but rather are attributable to global product line activities. Accordingly, such costs would require allocation on a highly subjective basis to the individual facilities if they were to be considered separate and distinct. For example, sales and marketing activities are centralized and focused on customers at the global product line level and individual facilities do not have sales and marketing functions. As a result, all costs associated with this function are shared amongst the facilities within each global product line. As such, costs integral to the cash flows of the individual facilities on a separate and distinct basis were not able to be clearly distinguished.
•	Revenue producing activities — The Company manufactures and markets its products primarily to large global OEM customers through various product lines managed on a global basis. Because sales and marketing activities are centralized and focused on customers at the global product line level, the ultimate determination of product pricing and manufacturing location is decided at a global product line level and is a function of customer geography and economic considerations.

More specifically, customer pricing is the result of a market-based negotiation with a customer considering, among other things, the entire basket of products sold to that customer on a global product line level. Customer pricing is not specifically determined by the cost to manufacture a particular part at a particular location. As a result, certain low margin business with a customer at an individual facility may be offset by higher margin business with that same customer at a different individual facility, both within the same global product line. Additionally, the decision of where to manufacture a particular product is made by global product line management and is based upon, among other things, available manufacturing capacity and capability and customer geographic requirements. As such, revenues integral to the cash flows of the individual facilities on a separate and distinct basis were not able to be clearly distinguished.
With the knowledge that discrete financial data of the disposed ACH businesses would be required in the future, a project was initiated by the Company to carve out separate data from the global product line financial information related to the individual ACH facilities. This process was aided by and based on the terms of the various contractual arrangements between the Company and ACH. However, to obtain discrete financial information at the individual ACH facility level consistent with the terms of the negotiations and contracts and suitable for financial reporting purposes, the Company was required to deploy dedicated resources over a protracted period of time, to modify its information systems and to perform significant allocations of product line level costs and revenues. As previously noted, prior to the ACH transaction this information was not available nor was it necessary in light of the manner in which the Company is operated and managed.
The Company maintains various centralized information systems designed to leverage administrative scale and streamline transaction processing. These systems represent the primary transaction processing systems for sales, accounts receivable, accounts payable, inventory, and fixed assets at the individual facilities representing the disposed ACH businesses. Due to the commingled nature of the transactional data between the Company and the individual ACH facilities, specific identification of certain assets, liabilities and working capital cash flows was not possible without system modifications.

Following the realignment of its reporting and transactional systems, the Company was able to provide a reasonable estimate of the ACH revenues and gross margin amounts for purposes of its segment disclosures included in its Form 10-Q as of and for the three month period ended March 31, 2006. Additionally, and in connection with the ACH Transaction, the Company announced an organizational restructuring of its operations during the fourth quarter of 2005. Accordingly, the Company disclosed the following in relation to “Segment Information” in its December 31, 2005 Form 10-K:
“The Company is currently in the process of realigning systems and reporting structures to facilitate financial reporting under the revised organizational structure. Such realignment was not complete at December 31, 2005 and accordingly the Company did not meet the criteria to change its reportable segments under Statement of Financial Accounting Standards No. 131 (“SFAS 131”) “Disclosures about Segments of an Enterprise and Related Information.” The Company expects to revise its reportable segments in the first quarter of 2006.”
Because most of the individual ACH facilities disposed of did not qualify as components of the Company’s businesses in accordance with paragraph 41 of SFAS No. 144, and in consideration of paragraphs B102 and B105 of SFAS No. 144, the Company did not, and continues not to, consider the individual facilities disposed of pursuant to the ACH Transaction as “components” of the Company’s business.

In addition, please provide us with an evaluation of (a) whether the operations and cash flows of each disposed component have been (or will be) eliminated from your ongoing operations as a result of the disposal transaction and (b) whether you will have any significant continuing involvement in the operations of each disposed component after the disposal transaction.
In determining the reporting requirements for the ACH Transaction, management considered the guidance in paragraph 42 of SFAS No. 144 and the related interpretive guidance in EITF No. 03-13 as related to discontinued operations treatment. In applying the criteria of SFAS No. 144 and EITF No. 03-13, management determined that approximately 20% of the individual ACH facilities disposed of did represent entire global product lines and qualified as separate components of the Company. These separate components included the global catalytic converter, glass, seat systems, and steering column product lines.
For these components, management analyzed the requirements for discontinued operations accounting treatment of SFAS No. 144 by assessing the remaining criteria of paragraph 42. In performing this assessment management considered the guidance contained within EITF No. 03-13, which provides specific criteria on how to assess if a) the cash flows of the component have been (or will be) eliminated, and (b) whether the entity will have any significant continuing involvement in the operation of the component after the disposal transaction.
Under EITF No. 03-13, determining whether the cash flows of the component have been (or will be) eliminated requires a determination as to whether the cash flows will continue and if they are considered direct cash flows. Direct cash flows are related to either the revenue-producing or cost-generating activities of the disposed business, such as purchasing or selling products or services. The Company continues to recognize cash flows associated with revenue-generating activities (cash inflows) and cost-generating activities (cash outflows) of the individual ACH facilities pursuant to various multi-year agreements ranging from 4 to 7 years entered into in connection with the ACH Transaction, including the Master Services Agreement, Visteon Salaried Employee Lease Agreement, Visteon Hourly Employee Lease Agreement, Purchase and Supply Agreements and IP and Software Agreements. Thus the cash flows for the individual ACH facilities disposed of that qualify as a component of the Company have not been eliminated from the ongoing operations of the Company as a result of the disposal transaction.
Because the cost-generating activities include the ongoing purchasing of products and services between the Company and ACH these continuing cash flows qualify as direct cash flows under EITF No. 03-13. Additionally, the Company concluded that the estimated continuing direct cash flows after the disposal transaction of the individual ACH facilities that qualify as components are considered significant, as previously documented in our correspondence dated August 25, 2006. In accordance with paragraph 13 of EITF No. 03-13, the Company reassessed these cash flows for the one year period after disposal, and they remained significant.

Other qualitative factors considered in assessing the Company’s continuing involvement in the operations of each disposed component after the disposal transaction included the fact that ACH was structured to operate with very few of its own employees and leased the services of the Company’s employees pursuant to the employee transition agreements. Leased employees of the Company represent substantially all salaried engineering, plant management and selling and administrative employees of ACH. Also considered was the fact that the term of these agreements could run for up to seven years, thus the arrangements are not temporary in nature.
Notwithstanding the comments in the first part of this response, management notes that if the individual ACH facilities disposed were considered to be separate components under paragraph 42 of SFAS No. 144, cash flow estimates indicate that all but one of these individual facilities would have continuing cash flows precluding discontinued operations reporting.
Because the certain individual ACH facilities disposed of that qualify as components of the Company’s business did not meet the relevant criteria of paragraph 42 of SFAS No. 144, and the related interpretive guidance contained within EITF No. 03-13, the Company did not, and continues not to, report their results of operations as “discontinued operations.”
*   *   *   *   *   *   *   *
After consideration of the above factors, including the guidance in paragraphs 41, B102 and B105 of SFAS No. 144; the significance of the interdependencies of the operations, revenue producing activities and cost generating activities at the global product line level; the lack of readily available or easily obtainable financial information at the individual facility level; and the magnitude of the internal project necessary to obtain discrete financial information related to the individual ACH facilities, the Company did not, and continues not to, consider the individual facilities disposed of pursuant to the ACH Transaction as “components” of the Company’s business.
Further, and in consideration of the above factors, paragraph 42 of SFAS No. 144 and the related interpretive guidance of EITF No. 03-13 the Company did not, and continues not to, report the results of operations of the ACH businesses disposed of pursuant to the ACH Transactions as “discontinued operations.”
We acknowledge the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have further questions regarding accounting matters discussed in this letter, you may contact Mr. William Quigley of Visteon at (734) 710-7220 or me at (734) 710-7110. You may direct any questions regarding legal matters to John Donofrio at (734) 710-7130 or Peter Ziparo at (734) 710-5266.
Very truly yours,
/s/ James F. Palmer
James F. Palmer
Executive Vice President and
Chief Financial Officer